EXHIBIT 21

FLEETBOSTON FINANCIAL CORPORATION

SUBSIDIARIES OF THE CORPORATION

SUBSIDIARY	JURISDICTION OF INCORPORATION
Fleet National Bank	United States
Fleet Bank (RI), National Association	United States
Fleet Credit Card Holdings, Inc.	Delaware
Fleet Holding Corp.	Rhode Island
Fleet Capital Corporation	Rhode Island
Fleet Leasing Partners I, L.P.	Rhode Island
Fleet Business Credit, LLC	Delaware
Boston World Holding Corporation	Massachusetts
Boston Overseas Financial Corporation S.A.	Argentina
Columbia Management Group, Inc.	Delaware
Fleet Growth Resources, Inc.	Rhode Island
Quick & Reilly/Fleet Securities, Inc.	Delaware
BancBoston Investments Inc.	Massachusetts
BancBoston Capital, Inc.	Massachusetts